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                   SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

                       PAYMENT OF STIPULATED AMOUNT RIDER

         (Payment of Stipulated Amount in the Event of Total Disability)
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THIS RIDER IS EFFECTIVE IF IT IS SHOWN IN SECTION 1 OF THIS POLICY AS A
SUPPLEMENTAL BENEFIT. IT IS A PART OF THIS POLICY AND IS SUBJECT TO THE OTHER TERMS AND CONDITIONS OF THIS POLICY. IF THIS RIDER IS ADDED AFTER THIS POLICY IS ISSUED, ITS EFFECTIVE DATE WILL BE STATED IN THE FORM WHICH ADDS IT TO THIS POLICY.
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TOTAL DISABILITY

"Total Disability" is any incapacity of the Insured which results from bodily injury or disease. During the first 60 months of such an incapacity, it must prevent the Insured from performing substantially all of the major duties of his or her occupation. If the incapacity continues beyond 60 months, it must prevent the Insured from doing any work for which he or she is reasonably qualified by reason of training, education or experience.

Even if the Insured can work, the following will constitute Total Disability: total and permanent loss of sight of both eyes; severance of both hands, both feet, or one hand and one foot; total and permanent loss of hearing in both ears.

BENEFIT

If the Insured's Total Disability commences while this rider is in force and continues for six months, We will then make a monthly payment on Your behalf equal to the Stipulated Amount shown in Section 1 of this Policy. We will continue to make such payments for as long as that Total Disability continues, but not beyond the end of the benefit period shown for this rider in Section 1 of this Policy. The amounts We pay will be applied to this Policy as Premium payments in accordance with the terms of this Policy. If applying any amount payable under this rider as a Premium payment would cause this Policy to fail to qualify as life insurance under applicable tax law, We will pay that amount to You instead of applying it as a Premium payment.

The payments described in the preceding paragraph are subject to the following conditions and to the other provisions of this rider:

1. Except as provided in item 2 of this Benefit provision, payments made under this rider will be made on Monthly Anniversary Days, beginning with the first Monthly Anniversary Day that occurs after We first receive Due Proof of Total Disability in accordance with this rider's Notice and Proof provision.

2. For purposes of this item 2, We will calculate a total Stipulated Amount by multiplying the Stipulated Amount shown in Section 1 of this Policy by the number of Monthly Anniversary Days that occurs in the period that begins on the date that


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     Total Disability commences and ends on the date We first
     receive Due Proof of Total Disability in accordance with this rider's Notice and Proof provision.

     Any amount We pay under this rider in accordance with this item 2 will be paid as of the first Monthly Anniversary Day that occurs after We first receive Due Proof of Total Disability in accordance with this rider's Notice and Proof provision.

3. This rider will not apply to any Monthly Anniversary Day that occurs: 1) before the Insured's fifth birthday; or 2) more than one year before We first receive notice of the Insured's Total Disability in accordance with this rider's Notice and Proof provision.

Payment of amounts under this rider does not guarantee that the Account Value of this Policy will be sufficient to keep this Policy in force.

RISKS EXCLUDED

We will not make payments under this rider if the Insured's Total Disability is caused by or results from any of the following:

a. bodily injury sustained or disease first manifested while this rider is not in force (unless disclosed in the Application);

b.   intentionally self-inflicted injury;

c. participation in a riot, civil commotion, insurrection, war or the hostile action of the armed forces of any country; or

d. participation in the training or operations of any armed forces during a state of war or armed conflict.

NOTICE AND PROOF

We must receive written notice and Due Proof of the Insured's Total Disability before We make any payment under this rider. We must receive notice at Our Principal Office while the Insured is alive and the Total Disability is continuing. We must receive Due Proof at Our Principal Office within six months after We receive notice of the disability. The earliest date on which We will consider Due Proof to have been first received is the date on which Total Disability has continued for six months. We will not refuse to make payments under this rider because of a failure to provide notice or Due Proof within these time limits if You show Us that it was not reasonably possible to meet these time limits and that the notice or Due Proof was given to Us as soon as reasonably possible. However, if We do not receive Due Proof within six months after We receive notice of the disability, the notice of the disability will be deemed to have been received by Us six months prior to the date We finally receive Due Proof.

Thereafter, We may require from time to time additional Due Proof that the disability is continuing. However, after the disability has continued for five years, We will not


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require such additional Due Proof more than once a year. We may also require the
Insured to be examined, at Our expense, by a medical examiner of Our choice. If such Due Proof is not submitted, We will stop making payments under this rider.

MONTHLY RIDER COST
The monthly cost for this rider is shown in Section 1 of this Policy. This cost is part of the Monthly Cost of Insurance described in the Account Value section of this Policy.

CHANGE IN STIPULATED AMOUNT
You may change the Stipulated Amount by written request to Our Principal Office. An increase in the Stipulated Amount is subject to Our underwriting and administrative rules in effect at the time.

If We make a change to this Policy at Your request and if that change results in a reduction of the amount of annual Premium You may pay for this Policy under applicable tax law, We will reduce the Stipulated Amount to conform to that reduction. We will reduce the monthly cost for this rider appropriately. We will inform You in writing of these reductions.

TERMINATION
This rider will terminate on the earliest of:

a. the Anniversary nearest to the Insured's 65th birthday. However, if the Insured's Total Disability commenced before that Anniversary, We will continue monthly payments until the earlier of: 1) the date that Total Disability ceases; or 2) the end of the benefit period shown for this rider in Section 1 of this Policy. No Total Disability of the Insured that commences on or after the Anniversary nearest to the Insured's 65th birthday is covered under this rider;

b. the date this Policy terminates in accordance with its Grace Period provision;.

c.   the date this Policy is surrendered for its Cash Surrender Value.

d.   the date of death of the Insured;

e.   the date We receive Your written request that it be terminated.



                                                           /s/ Donald A. Stewart
                                                           President



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